

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

John P. Stott
Group Vice President, Finance and Corporate Controller
Archer-Daniels-Midland Company
77 West Wacker Drive, Suite 4600
Chicago, Illinois 60601

Re: **Archer-Daniels-Midland Company**
        Form 10-K for the Fiscal Year ended December 31, 2014
        Filed February 20, 2015
        File No. 001-00044

Dear Mr. Stott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis, page 27

Operating Performance Indicators, page 29

1.   You disclose that cost per metric ton is one of the "key financial metrics" that you use to measure performance, although you have not included cost per metric ton quantitative data or related discussion and analysis. Given the requirements set forth in Item 303(a) of Regulation S-K, to "...provide such other information that the registrant believes to be necessary to an understanding of its financial condition, changes in financial condition and results of operations," it appears you should expand your disclosure to address this key financial metric. You may find the interpretive guidance in Section III of SEC Release 34-48960 helpful. Please submit the revisions that you propose.

Analysis of Statements of Earnings, page 30

2.   We note your discussion of revenues and cost of products sold, explaining that while lower commodity prices resulted in an $8 billion decrease in revenues, gross profit was not materially impacted since commodity costs were also lower. We also note your discussion of segment operating profit, identifying some of the factors that have impacted this metric, although it is unclear how the related details correlate with the change in consolidated gross profit, which increased from $3.9 to $4.8 billion, or from 4.3% to 5.8% of revenues. Item 303(a)(3)(i) of Regulation S-K requires disclosure to "describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected." Please expand your disclosure to clarify the reasons for this apparent change in economics or to otherwise summarize or bridge between the segment details and consolidated results.

Critical Accounting Policies, page 46

Fair Value Measurements – Inventories and Commodity Derivatives, page 46

3.   We note your disclosure identifying Level 3 fair value measurements of inventories as a critical accounting policy, also explaining that if you used different methods or factors to estimate market value, the amounts reported as inventories and cost of products sold could differ materially. We see that you have disclosures on pages 67 and 71 in Note 3 to your financial statements, of the factors used in Level 3 fair value estimates.

Given your materiality assessment, it appears that you should provide additional disclosure to address the implications of uncertainties associated with the methods, assumptions and estimates underlying these critical accounting measurements, consistent with the interpretative guidance in Section V of SEC Release 34-48960. For example, provide disclosure of your rationale for the underlying methods and assumptions, and which reveals how accurate these have been in the past, how they have changed in the past, and the extent to which they are reasonably likely to change in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff Accountant, at (202) 551-3867 with any questions. You may also contact me at (202) 551-3686.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief